UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer

2nd quarter 2023 Performance

Webcast
August 4, 2023



FPSO Almirante Barroso
1st oil in May 2023

PETROBRAS

Disclaimer

The presentation may contain forward-looking statements about future events that are not based on historical facts and are not assurances of future results. Such forward-looking statements merely reflect the Company's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forward-looking statements. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by the Company with the SEC, specifically the Company's most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves, international and Brazilian political, economic and social developments, receipt of governmental approvals and licenses and our ability to obtain financing.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. Figures for 2Q23 on are estimates or targets.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this presentation.

In addition, this presentation also contains certain financial measures that are not recognized under Brazilian GAAP or IFRS. These measures do not have standardized meanings and may not be comparable to similarly-titled measures provided by other companies. We are providing these measures because we use them as a measure of company performance; they should not be considered in isolation or as a substitute for other financial measures that have been disclosed in accordance with Brazilian GAAP or IFRS.

NON-SEC COMPLIANT OIL AND GAS RESERVES: CAUTIONARY STATEMENT FOR US INVESTORS

We present certain data in this presentation, such as oil and gas resources, that we are not permitted to present in documents filed with the United States Securities and Exchange Commission (SEC) under new Subpart 1200 to Regulation S-K because such terms do not qualify as proved, probable or possible reserves under Rule 4-10(a) of Regulation S-X.

Safety as a value



BR
PETROBRAS

TIR

Total recordable injuries per million man-hours



0.76
0.56
0.54
0.68
0.80
2019
2020
2021
2022
1H23



Financial Highlights

Financial highlights in 2Q23

Robust Recurring EBITDA

US$ 11.7 billion

High Net Income

US$ 5.8 billion

Consistent OCF

US$ 9.6 billion

FCF

US$ 6.7 billion

Net debt /EBITDA

0.74 x

Taxes paid

R$ 56.1 billion

ROCE

12.8%

Dividends paid

US$ 6.2 billion dividends[1], cash maintained at US$ 15.8 billion

[1] First and second installments of the proposed dividends for the 4Q22 results, paid on 05/19 and 06/16/2023

OCF = Operational Cash Flow · FCF = Free Cash Flow

External environment


BRENT
US$/bbl
-31%
-4%
114
81
78
2Q22
1Q23
2Q23


EXCHANGE RATE
R$/US$ - Average exchange rate
-5%
4.92
5.19
4.95
2Q22
1Q23
2Q23

EBITDA

US$ billion



19.9
20.2
14.0
14.4
11.4
11.7
2Q22
1Q23
2Q23
Adjusted EBITDA
Recurring adjusted EBITDA

***BRENT* (US$/bbl)**	**114**	**81**	**78**

› Due to the devaluation of Brent, a drop of more than 40% in international diesel crack spreads, lower oil exports and increased LNG imports.



EBITDA per business segment

Ajusted EBITDA
US$ billion

Exploration & Production


-9%
10.9
9.9
1Q23
2Q23

- EBITDA reflects the drop in Brent and higher tax expense related to taxes on oil exports

Refining, Transportation & Marketing

EBITDA with inventory turnover | EBITDA at replacement cost


-33%
2.4
1.6
1Q23
2Q23

- Due to the more than 40% drop in international diesel crackspreads, mitigated by the lower inventory turnover effect as a result of the lower Brent variation


-42%
3.5
2.1
1Q23
2Q23

- Drop of more than 40% in international diesel crackspreads

Gas and Power


-33%
0.7
0.5
1Q23
2Q23

- Lower EBITDA mainly due to higher LNG volumes as a result of the reduction in Bolivian gas

Strong cash Generation

EBITDA x OCF x FCF x FCFE CONCILIATION

US$ billion



11.4
-2.0
-0.4
1.0
-0.4
9.6
-2.9
6.7
1.6
8.3
-0.7
-0.4
-1.5
0.5
6.2
-6.2
0.0
EBITDA 2Q23
Income Tax
Judicial Deposits
Working Capital[1]
Others
OFC 2Q23
Investim.
FCF 2Q23
Divestments
FCF after Divest. 2Q23
Net Financing[2]
Interest
Leasing
Others[3]
FCFE 2Q23
Dividends paid to Petrobras shareholders
Cash Var. 2Q23

- OCF impacted mainly by payment of income taxes, mitigated by the positive effect of working capital, especially the reduction of accounts receivable.
- **Divestments:** mainly Potiguar Cluster (US$ 1.1 billion) and Norte Capixaba Cluster (US$ 0.4 billion).
- **Liability Management:** amortization of US$ 0.7 billion over 2Q23.
- **Dividends:** payment of US$ 3.7 billion in May/23 and US$ 2.5 billion in June/23, relative to the first and second installments of the complementary dividends for the year 2022.

[1] Accounts receivable, inventory and suppliers
[2] Includes funding, amortizations, prepayments and goodwill on securities repurchases
[3] Includes dividends received, participation of non-controlling shareholders, investments in securities and exchange variation on cash

OCF = Operational Cash Flow
FCF = Free Cash Flow
FCFE = Free Cash Flow to Equity

Debt trajectory

INDEBTNESS
US$ billion


87.1
75.5
58.7
53.8
53.3
58.0
78.9
63.2
47.6
41.5
37.6
42.2
2019
2020
2021
2022
1Q23
2Q23
Gross Debt
Net Debt

AMORTIZATION PROFILE
US$ billion


Revolving credit lines
Cash
7.9
15.8
5.4
3.3
2.0
8.9
5.0
3.8
7.0
3.9
3.1
5.3
2.7
2.6
4.8
2.2
2.6
26.8
11.7
15.1
58.0
28.7
29.2
2Q23
2023
2024
2025
2026
2027
2028 onwards
Total
Leasing
Financing

- Average Debt maturity of 12.12 years
- Average financing rate of 6.6% p.y.

- *Gross debt under control at US$ 58 billion, even after the increase in leases due to the startup of chartered FPSOs Anna Nery and Almirante Barroso.*
- *Reduction of financial debt by US$ 0.6 billion, reaching US$ 29.2 billion on 06/30/2023.*

Gross debt remains within the range defined in the Strategic Plan

Portfolio management

Petrobras' Portfolio Management involves partnerships, acquisitions and divestments

Unsigned divestments remain under evaluation.

Closing of the sale of projects that had already been signed[1]:

- Albacora Leste fields - RJ (1Q23)
- Norte Capixaba Cluster - ES (2Q23)
- Potiguar Cluster - RN (2Q23)

Total cash inflow by June 2023[1]: US$ 3.5 billion

[1] *Source: Financial Statements 2Q23*



Net result

2Q23 x 1Q23

US$ billion



-20%
11.0
9.1
7.3
7.3
5.8
5.8
2Q22
1Q23
2Q23
Net Income
Recurring Net Income

- Brent devaluation
- Drop of more than 40% in international diesel crackspreads
- Higher operating expenses, mainly reflecting higher impairment expenses (-US$ 0.4 billion) and higher tax expenses (-US$ 0.1 billion).

Return to society: R$ 56.1 billion in taxes in the 2nd quarter

54%[1] of cash generation returned to society



13.8
20.5
0.3
R$ 56.1 billion
21.4
Federal
States
Municipalities
Government Take

[1] Taxes and government take paid to the Federal Government, States and Municipalities divided by Cash Flow from Operations + taxes and government take paid

Note: values presented on a cash basis



Improving the Shareholder Remuneration Policy

On 28/07/2023, the Board of Directors approved the improvement of the Shareholder Remuneration Policy, including the possibility of share buybacks

PERCENTAGE OF THE FORMULA	*Change in formula percentage from 60% to 45%.* ***Remuneration to shareholders = 45% x Free Cash Flow***
INCLUSION OF SHARE BUYBACKS	*Principles of the Policy now include:* • *Share buybacks as a possibility to remunerate shareholders.* • *Commitment to the cancellation of repurchased shares.* *Amounts related to buybacks should be deducted from total.*
ACQUISITION OF PARTICIPATIONS	*Inclusion of equity acquisitions in the formula in order to maintain investment capacity.*
FORMULA PERIODICITY	*The formula will be applied, each quarter, on the Company's consolidated cash flows for the respective quarter.*
GROSS DEBT REFERENCE	*Replacement of references to specific figures by the words "maximum level of indebtedness defined in the Strategic Plan".*

Remuneration to Shareholders 2Q23
Dividends and Interest on capital approved

The Board of Directors approved the following distribution of dividends and interest on capital related to the 2Q23 results, based on the improved Policy:

REMUNERATION

R$ 1.15 per share

Base Data: 08/21/2023

PAYMENT

1ª Parcel on 11/21/2023

- Interest on capital: R$ 0.37 per share
- Dividend: R$ 0.21 per share

2ª Parcel on 12/15/2023

- Dividend: R$ 0.57 per share

PREMISES

- Commitment to distributing the results generated
- Financial sustainability of the Company
- Capital discipline, optimization of cash allocation and management of liabilities



Share buyback program

Demonstrates management confidence and commitment to strategic plan execution, capital discipline and market pricing

- *First buyback program after improvement of Shareholder Remuneration Policy*
- ***157.8 million** preferred shares (PETR4), representing around **3.5%** of the Free Float of this class of shares*
- *Term: 12 months*
- *Comprises, together with Dividends, remuneration to shareholders according to current policy*

Corporate Highlights


RF
BR
PETROBRAS

Highlitghs

FULL ATTENTION TO PEOPLE > *To create a healthy and diverse working environment with respect and welcoming*

- Creation of management structure for diversity, Equity and Inclusion
- Petrobras Program against Sexual Violence and Structuring of the Reception Channel for victims of violence at work
- Implementation of the organizational well-being structure focused on tackling violence at work
- Creation of the Mental Health coordination
- Signature of the term of adhesion to the Mind in Focus Movement of the UN Global Compact in Brazil
- Actions to rebuild the workforce and review transfers.
- 783 new employees in 1H23

RESPECT FOR THE ENVIRONMENT > *To build a more sustainable world*

- Issuance of Installation License for the Asphalt Temperature Reducing Additive System at REVAP, with energy efficiency gains of up to 35% and sustainability.
- Sustainable disposal of floating vessels, promoting the implementation and practices of ESG in the decommissioning processes (green disposal of floating platforms at Petrobras).

FOCUS ON RESULTS > *Solutions for business*

- Implementation of industrial wireless sensing: wireless sensors to measure temperature, noise and vibration of equipment in the automation plant, connected to the wireless network (LTE - Long Term Evolution) at P-77. A value delivery of CENPES portfolio, with integrated performance with several areas of the company.

Governance and Compliance

GOVERNANCE - We released the 2023 Annual Public Policy and Corporate Governance Letter 2023.

COMPLIANCE - With a focus on awareness and sensitization on the theme "Prevention of Discrimination, Moral Harassment and Sexual Violence", face-to-face and online training was carried out for the workforce and leaders. Twenty-nine lectures were held, reaching an audience of approximately 4,800 professionals from the administrative and operational areas, including Petrobras and Transpetro.

INC - Centralization in the Corporate Integrity area of the process of investigating cases of sexual violence, with the deadline for completion set at 60 days.



Responsabilidade Social



Human
Rights and
Corporate
Citizenship
Supplement
2022

- Training 100% of employees in human rights by 2025
- Due diligence process manual of human rights, with the goal of verifying 100% of operations by 2025
- Affinity groups to increase equity and inclusion in the workforce
- Fighting discrimination and harassment and promoting diversity
- Local social responsibility and community relations plans



Sustainability
Report
2022

Publication of the Sustainability Report
(data 2022)

Direct contributions to society of approximately
R$ 900 million

R$ 32 million cultural and sports projects	**R$ 462 million** mandatory social and environmental programs
R$ 272 million donations	**R$ 121 million** voluntary social and environmental projects

R&D for biodiversity, water management of effluents and waste
R$ 95 million

Environmental Compensation Fund
R$ 66.5 million

In 3 years, there has been a reduction in fresh water withdrawal
20%

and reduction the generation of process residue
18%

Highlights in Energy Transition and Sustainability





We have approved the new Natural Gas commercial policy and have already signed contracts for supply with Comgás, Copergás and SCgás

25%
of the market re-contracted from 2024 onwards in the new policy

R$75 billion
Amount of new contracts

Petrobras Safety and Reliability Flexibility for Customers

1. **Contractual horizon**
   *Greater diversity, with **options from 4 to 11 years** (2034)*
2. **Starting date**
   *Product options **as of 2024 and 2026***
3. **Indexes for commodity price**
   Brent and Henry Hub indexed product options
4. **Natural gas delivery location**
   Products with HUB or City-Gate delivery

Stability in natural gas market supply


NATURAL GAS DEMAND
million m³/ day
Thermal
N-Termal
Refining
56
51
51
9
9
9
36
30
30
11
11
11
2Q22
1Q23
2Q23


NATURAL GAS SUPPLY
million m³/ day
LNG
Bolivia
E&P
56
51
51
7
0
3
15
19
15
34
32
33
2Q22
1Q23
2Q23



Emission indicators

We remain on track to improve efficiency

E&P CARBON INTENSITY*
E&P PORTFOLIO
$kgCO_2e$/boe produced



15.9
15.7
15.0
14.6
2020
2021
2022
1S23

› The rates in the Tupi and Búzios fields are 10.1 and 10.2 $kgCO_2e$/boe, respectively.

REFINING CARBON INTENSITY
*$kgCO_2e$/CWT***



40.2
39.7
37.9
37.5
2020
2021
2022
1S23

› The rate at our largest refinery, REPLAN, is 31.7 *$kgCO_2e$/CWT.*

CARBON INTENSITY THERMOELECTRIC
tCO_2e/MWh



0.41
0.45
0.33
0.28
2020
2021
2022
1S23

CARBON INTENSITY

2025
↓
2030

E&P 15 $kgCO_2e$/boe
REFINING 36 $kgCO_2e$/CWT

E&P 15 $kgCO_2e$/boe
REFINING 30 $kgCO_2e$/CWT

** From 2023 onwards, we started to monitor the performance of the E&P segment through 3 metrics: The IGEE-E&P of units deployed is the top metric, with a target in 2023 of 15.04 $kgCO_2e$/boe and an accumulated result of 13.9 in 2Q23. The IGEE-E&P of New Units under implementation is presented as a target in the scorecard of selected executives. The IGEE-E&P Portfolio is the combination of both indicators and is related to our history and commitment to sustainability.*

*** The CWT (Complexity Weighted Tonne) of a refinery considers the potential CO_2 emission, in equivalence to distillation, for each process unit. The target for 2023 is 37.8 $kgCO_2e$/CWT.*

Absolute Emissions

TOTAL OPERATIONAL EMISSIONS*

MM tCO_2e


26.4
29.8
24.1
22.3
1H2020
1H2021
1H2022
1H2023

The low thermoelectric dispatch and implementation of efficiency and loss reduction actions in the operating segments were vectors for lower GHG emissions.

O&G OPERATIONAL EMISSIONS *

(excludes electricity dispatches)

MM tCO_2e


23.5
23.3
21.9
21.1
1H2020
1H2021
1H2022
1H2023

Absolute operational O&G emissions are on a downward trajectory, consistent with our ambition of long-term emissions neutrality.

* *Consider emissions related to Scopes 1 and 2, and include all operated assets*

Highlights in Climate and decarbonization of operations

(scopes 1 and 2)

We achieved the lowest rate of GHG emissions in Refining in June since the beginning of the measurement (2019).

The outcome (36.7 kgCO2e/CWT) is the result of investments in energy efficiency under the RefTOP program and emissions management at refineries.

We signed the 1st charter contract for a hybrid support vessel (batteries and marine fuel)

The vessel will use batteries assisting the main engines and will be deployed by October 2024, potentially reducing GHG emissions of around 15%.

100% renewable electricity purchased

We have obtained international certificates (I-REC: Renewable Energy Certificate) that guarantee that 100% of the electricity purchased for our operations in Brazil in 2022 was generated by renewable sources.

We invested R$ 200 million in new gas treatment systems at Replan and Refap

In June and July, the new gas treatment systems started operating to reduce particulate emissions into the atmosphere

Products with a lower carbon footprint

(scope 3)

We will expand diesel production capacity with renewable content by 2023

In the 2nd quarter we received authorization from ANP to operate another co-processing unit at REPAR, expanding potential production capacity from the current 5 million liters per day to up to 12.3 million liters per day.

We signed a cooperation agreement for the generation of petrochemical products and fuels of entirely renewable origin at the Riograndense Oil Refinery

The partnership involves (Petrobras, Braskem and Ultra) and the first industrial test of the technology developed by the Research and Development Center (Cenpes) is scheduled for November 2023.

First test with 24% renewable content marine fuel

Considering the full life cycle of the product, the expected GHG emissions reduction is 17%.

Exploration & Production Highlights



FPSO Almirante Barroso, in Búzios field

1st oil in May, 31th

4% increase on the Operated Production in comparison with 2Q22, and quarterly record on the Pre-salt



TOTAL OPERATED PRODUCTION
million boed
+3.9%
-1.4%
3.55
3.74
3.69
2Q22
1Q23
2Q23



OIL AND GAS OWN PRODUCTION
million boed
-0.6%
-1.5%
2.65
2.68
2.64
0.53
0.52
0.53
2.13
2.15
2.11
2Q22
1Q23
2Q23
Oil
Gas



PRE-SALT OWN PRODUCTION
million boed
+6.4%
+0.3%
73%
77%
78%
1.94
2.05
2.06
2Q22
1Q23
2Q23
Share on Total Production

We reached the mark of 1 billion barrels of oil equivalent produced in Búzios, 5 years after the first oil



Campos Basin
Búzios
Santos Basin



Time to reach accumulated production of 1 billion boe (years)
Búzios
5
Tupi
9
Marlim
11

QUARTER HIGHLIGHTS

1st oil of FPSO Almirante Barroso, 5th unit operating in the field

Monthly record of operated production in the Búzios shared deposit (jun/23)
Oil and NGL: 635 kbpd
Total Production: 802 kboed

We have resumed production in all 38 facilities of the Bahia Terra Cluster


FP-47

BAHIA TERRA CLUSTER

- We have resumed production on Bahia Terra Cluster, with operational procedures to assure a safe return to the operations
- Authorization will allow the reestablishment of 100% of the total production of the cluster
- We acted diligently to fully comply with the conditions established by ANP, reinforcing our commitment to operational safety in all activities

We have signed the Production Sharing contracts of the first Open Acreage Bid Round



Norte de Brava
Água-Marinha
Campos Basin
Sudoeste de Sagitário
Santos Basin

Norte de Brava (Campos Basin)

Petrobras 100%

Bonus (Petrobras share): R$ 511.7 million

Água Marinha (Campos Basin)

Petrobras 30% (OP) TotalEnergies 30% Petronas 20% QatarEnergy 20%

Bonus (Petrobras share): R$ 19.6 million

Sudoeste de Sagitário (Santos Basin)

Petrobras 60% (OP) Shell Brasil 40%

Bonus (Petrobras share): R$ 198.2 million

- Consolidation of our focus on the exploration and production of profitable assets
- Strengthening of our position as the leading global operator in deep and ultra-deep waters
- Establishment of new paths to incorporate reserves in the future
- **The 3 blocks have exploratory wells planned for drilling as early as 2024**

We have concluded an innovative seismic survey in Tupi and Iracema


Campos
Basin
Iracema
Tupi
Santos
Basin

TUPI AND IRACEMA
Seismic acquisition **with nodes**

We have finished the world largest seismic acquisition with nodes in ultra deepwaters, in April/23

- 2,500 km² of nodes area
- 1.2 million shootings of seismic sources
- More than 10,000 nodes

High quality images of the reservoir will provide better management and identification of opportunities in the reservoir

Increase on integrity activities and exchange rate variation are the main factors for higher lifting cost


LIFTING COST - BRAZIL
Per layer, US$/boe, without leasing costs
TOTAL PRODUCTION BOE BRAZIL (1Q23, %)*
5
17
77
14.7
11.5
5.5
3.7
15.7
14.6
6.0
3.7
Onshore + Shallow Water
Deep Water
Total
Pre-salt
TOTAL PRODUCTION BOE BRAZIL (2Q23, %)*
5
15
78
1Q23
2Q23

* *Additionally, 1.3% of our total production comes from fields outside Brazil*


TOTAL COST OF OIL PRODUCED
US$/boe
+3%
34
35
15
14
5
16
13
6
1Q23
2Q23
Depreciation,depletion,amortization and others
Government Take
Lifting Cost

PÚBLICA

Highlights in Engeneering, Technology, and Innovation



FPSO Almirante Barroso, in Búzios field

1st oil in May, 31th

We continue to stand out in innovation theme

- Company with the **highest** number of active **patents** in Brazil
- **214** patents made available for licensing

- Valor Inovação[1] and MIT[2] Awards for being one of the most innovative companies in Brazil
- "Elite Awards"[3] international award for Petrobras Software of security studies



Valor Inovação award received in August


Innovative
Workplaces
Brasil 2023
23

MIT award received in June


Hexagon Elite
Awards
Petrobras

Elite awards received in June

[1] Strategy Consulting & Valor Econômico · [2] MIT Technology Review Brasil · [3] Hexagon

CONNECTIONS FOR INNOVATION

Petrobras' open innovation program

Petrobras connections for innovation

READ MORE

We made progress in the implementation of technologies

FPSO All Electric and FPSO with combined cycle



3D image of FPSO All Electric: under contracting



AUV[1]



ROV[2]

Progress in operations with subsea autonomous technologies

Conclusion of the well efficiency program (PEP-70)

With qualification of new technologies



DT (Drill Through) Wellhead - qualified technology


Crédito: acervo RPR

Riograndense Refinery - FCC[3]

Agreement to test Petrobras Tecnhology in biorefining

Robotics in risky activities



Petrobot in tests at P-74



Fire fighting robot

[1] *Autonomous underwater vehicle*
[2] *Remote operated vehicle - Operação de ROV com controle remota onshore pioneira na Am. do Sul*
[3] *Craqueamento catalítico fluido*

FPSO Anna Nery in production ramp-up after 1st oil

Marlim
FPSO Anna Nery

- 1st oil on May 5th
- 4 production wells in operation
- Current production*:

25 kbpd

70 kbpd

Itapu
P-71

- 3 production wells in operation
- Start of gas injection on March 22nd
- Current production*:

92 kbpd

150 kbpd

Sépia
FPSO Carioca

- 4 production wells in operation
- Start of gas exports on May 2nd
- Current production*:

165 kbpd

180 kbpd

** Average production operated in Jul/23*



P-71 - Campo de Itapu

FPSO Almirante Barroso starts operation in the Búzios field



FPSO Almirante Barroso - Production capacity 150 kbpd

- 1st oil on May 31st
- 5th FPSO operating in the Búzios field
- 1st gas injection on July 22nd
- Top of production expected for 2H23
- Current production[1]: 38 kbpd

BÚZIOS FIELD

5 **FPSOs** in operation

6 FPSOs in implementarion

INSTALLED CAPACITY

2023
750 kbpd

2027
>2 million bpd

Average production of the field[2]: 635 kbpd - 21% of total operated production

[1] Average production operated in Jul 23
[2] Average production operated in Jun 23


FPSO Almirante Tamandaré
- lifting of modules


P-78 - modules under
construction at Brasfels
Shipyard


P-78- hull in an advanced
stage of construction
PETROBRAS

We made progress in the implementation of new projects in Buzios

Búzios 7

FPSO Almirante Tamandaré:

- Conclusion of the hull construction
- Start of the module lifting campaign
- Delivery of the first modules built in Brazil

Búzios 6

P-78: Start of hull's commissioning and functional tests

Búzios 8, 9 e 10

P-79, P-80 and P-82: In progress the construction of the platforms' hulls and topside modules

Búzios 11

P-83: Start of hull construction on August 1st

Búzios Field


P-79
2025
FPSO Almirante
Barroso
P-82
2027
P-74
P-77
P-76
P-78
2025
P-80
2026
FPSO Alm.
Tamandaré
2025
P-83
2027
P-75
In operation
Under implementation
Start-up year

Upcoming projects scheduled to start operating in 2023 and 2024

REVIT DE MARLIM 1
FPSO A. Garibaldi

Mooring completed on May 31st. Connection of the first producing well in progress.



MERO 2
FPSO Sepetiba

Sailed away on June 15th from shipyard in China towards Mero´s field.



MERO 3
FPSO Mal. Duque de Caxias

Conclusion of modules lifting campaign on May 4th. Currently in the integration and commissioning stage.



3Q 2023 — 4Q 2023 — 2024

Sustainable destination of the P-32 platform in decommissioning

Sustainable destination model focused on generating value and promoting the circular economy, safety and respect for people and the environment, in line with the best ESG practices in the global industry

- The P-32 platform, replaced in the Marlim Revitalization Project, will be the first one to follow the new model
- The auction sales notice aimed the domestic market, launching a new stage for the decommissioning industry in Brazil
- GERDAU S.A as the winning company, in partnership with the ECOVIX shipyard



P-32 - pilot plataform of the Petrobras green recycling process

Expansion and modernization projects in Refining, Gas and Energy

RNEST

- Expansion and modernization of train 1 in progress.
- Construction of the SNOx (Emissions Abatement Unit) in progress.
- Resumption of implementation of train 2

Train I → Expansion → Train 2

current 115 kbpd | +15 kbpd | +130 kbpd

POLO GASLUB

- Conclusion of the Natural Gas Processing Unit (UPGN) in progress.
- UTE Gaslub - contracting started in May 23tr[1].
- HCC, HDT and HIDW2 (Production of 10 ppm Diesel, QAV and group II base oils) - basic design in progress.

[1] *Contracting signing subject to the result of the auction, scheduled for 2024*
[2] *Catalytic Hydrocracking, Hydrotreating and Hydroisodewaxing Units*


Abreu e Lima
Refinery - RNEST

Start-up of operating units at Reduc and RPBC

HDT Units for 10 ppm Diesel

Adaptation at REDUC
Started operation on July 29th



REPLAN - acid water tank

New unit at REPLAN
Under construction

Adaptation at REVAP
New bidding process started on July 24th

RPBC Coke Drums



Implementation in May 23th, enhancing **safety**, **reliability** and **operational performance**.

Highlights in Industrial Processes and Products



CAT - I
P-827-C



We reached 93% Utilization Factor in Refining, best level since 3Q15


UTILIZATION FACTOR (%)
89
85
93
2Q22
1Q23
2Q23


PRE-SALT OIL IN REFINERY INPUT (%)
63
62
67
2Q22
1Q23
2Q23

- Diesel, gasoline and jet fuel production accounted for 67% of total production in 2Q23
- Result achieved even with scheduled turnarounds at RPBC, REFAP, REDUC and REPLAN.
- Record processing of pre-salt oils in the quarter, reaching 72% in June/23.

PRODUCTION RECORDS FOR 10 ppm DIESEL:

May · 23
REGAP (49 kbpd)

June · 23
Refino (442 kbpd)

2Q23

REGAP (48 kbpd)
REPAR (44 kbpd)
Refino (419 kbpd)

We increased the Utilization Factor and kept yielding high value oil products


OIL PRODUCTS PRODUCTION
kbpd
1,771*
1,652
1,808
Diesel
711
657
721
Gasoline
384
372
399
LPG
112
113
125
FO
213
200
240
Others
350
309
323
2Q22
1Q23
2Q23


DIESEL
10 ppm Diesel
54%
58%
58%
500 ppm Diesel
39%
35%
34%
Marine Diesel
7%
7%
8%
2Q22
1Q23
2Q23

* Excluding REMAN production in 2Q22: 1,740 kbpd

The lowest greenhouse gas emissions intensity in the Refining segment since the beginning of monitoring


EMISSIONS INTENSITY
kgco2e/cwt
37.8
37.7
37.3
2Q22
1Q23
2Q23


ENERGY INTENSITY
107.0
106.3
103.7
2Q22
1Q23
2Q23

- *Increased refinery reliability*
- *Implementation of RefTOP projects*
- *Increased efficiency of process heaters resulting in lower refinaries' natural gas consumption*
- *Optimization of process units' energy consumption*
- *Digital transformation initiatives contributed to reducing greenhouse gas emissions*



Logistics, Commercialization and Markets Highlights



Oil products sales


BRAZIL
kbpd
1,717
1,696
1,723
750
714
721
375
414
434
215
194
212
30
33
32
347
341
324
1Q22
1Q23
2Q23
DIESEL
GASOLINE
LPG
FUEL OIL
OTHERS
EXPORTS
kbpd
247
31
216
154
22
132
215
38
177
1Q22
1Q23
2Q23
OTHER OIL PRODUCTS
FUEL OIL

- Gasoline sales in 2Q23 were 5% higher than in 1Q23 and 15.7% higher than in 2Q22 and the highest recorded in second quarters in the last 6 years, due to the gain in competitiveness against hydrated ethanol in flex-fuel vehicles.
- Higher diesel sales due to market seasonality.
- Higher fuel oil exports due to 1Q23 being impacted by scheduled refinery stoppages.

Oil sales



BRAZIL
kbpd
256
194
188
2Q22
1Q23
2Q23
EXPORTS
kbpd
531
733
411
2Q22
1Q23
2Q23
TOTAL
kbpd
787
927
599
2Q22
1Q23
2Q23

› Lower oil exports in 2Q23 due to increased refinery processing and lower oil imports. 1Q23 was impacted by the realization of inventories in progress from previous periods.

Approval of the New Commercial Strategy

In May/23 the new Gasoline and Diesel Commercial Strategy was approved by the Executive Board, in line with Petrobras' Strategic Plan.

Petrobras acts in balance with the market, practicing competitive prices in relation to our customers' main supply alternatives, seeking the market share necessary to optimize refining assets and guarantee the Company's financial viability.

The new strategy helps to avoid passing through cyclical volatility in the international market and the exchange rate, preserving a healthy competitive environment.



Sustainability highlights

HYBRID VESSEL CONTRACT



First hybrid support vessel contract for Offshore Logistics operations, expected to reduce greenhouse gas emissions by 15% and lower fuel consumption

NEW BUNKER TEST W/ RENEWABLE CONTENT



Bunker test using 24% Biodiesel produced from a blend of 30% animal fat (tallow) and 70% soybean oil. Reduction of greenhouse gas emissions by about 17%.

GREEN RECYCLING OF P-32



Completion of the first sustainable platform disposal auction in a model aligned with global industry ESG best practices


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